===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 11-K

(Mark One)

             [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

                                       OR

             [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM __________ TO __________


                         COMMISSION FILE NO. 001-06702


     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                               NEXEN SAVINGS PLAN
                          12790 Merit Drive, Suite 800
                            Dallas, Texas 75251-1270

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   NEXEN INC.
                              801 - 7th Avenue SW
                        Calgary, Alberta, Canada T2P 3P7

===============================================================================

NEXEN SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2006 AND 2005

                                C O N T E N T S

                                                                           Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.......................1


FINANCIAL STATEMENTS

   Statements of Net Assets Available for Benefits............................2

   Statements of Changes in Net Assets Available for Benefits.................3

   Notes to Financial Statements..............................................4


SUPPLEMENTAL SCHEDULE *

   Schedule H, line 4i - Schedule of Assets (Held at End of Year)............11



         * Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Administrative Committee
NEXEN SAVINGS PLAN
Dallas, Texas

We have audited the accompanying statements of net assets available for benefits of the Nexen Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Nexen Savings Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


WEAVER AND TIDWELL, L.L.P.


Dallas, Texas
June 15, 2007

                               NEXEN SAVINGS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2006 AND 2005


                                                        2006               2005
                                               -------------       ------------
              ASSETS

Cash                                           $   2,116,979       $        352
Investments, at fair value                        52,300,199         45,552,975
Participant contributions receivable                       -              1,439
Accrued dividends receivable                               -             13,558
Participant loans                                    788,945            969,883
                                               -------------       ------------
       TOTAL ASSETS                               55,206,123         46,538,207
                                               -------------       ------------
              LIABILITIES

Due to broker                                          1,781                  -
Other payables                                             -                  5
                                               -------------       ------------
       TOTAL LIABILITIES AVAILABLE                     1,781                  5
                                               -------------       ------------
NET ASSETS FOR BENEFITS                        $  55,204,342       $ 46,538,202
                                               =============       ============



The Notes to Financial Statements
are an integral part of these statements.

                               NEXEN SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

                                                         2006              2005
                                                -------------    --------------
ADDITIONS

    Investment income:
       Net appreciation in fair value
         of investments                         $   4,878,615    $    9,946,256
       Interest                                       332,758           271,859
       Dividends                                    2,013,672         1,369,008
                                                -------------    --------------
                                                    7,225,045        11,587,123
                                                -------------    --------------

    Contributions:
       Participants                                 2,305,947         1,980,100
       Employer                                     1,355,299         1,193,594
       Rollover                                       120,823            47,204
                                                -------------    --------------
                                                    3,782,069         3,220,898
                                                -------------    --------------
       TOTAL ADDITIONS                             11,007,114        14,808,021
                                                -------------    --------------
DEDUCTIONS

    Benefits paid to participants                   2,336,249         1,912,767
    Administrative expenses                             4,725             4,763
                                                -------------    --------------
       TOTAL DEDUCTIONS                             2,340,974         1,917,530
                                                -------------    --------------
NET INCREASE IN NET ASSETS AVAILABLE                8,666,140        12,890,491
NET ASSETS AVAILABLE FOR BENEFITS
       Beginning of year                           46,538,202        33,647,711
                                                -------------    --------------
NET ASSETS AVAILABLE FOR BENEFITS
       End of year                              $  55,204,342    $   46,538,202
                                                =============    ==============


The Notes to Financial Statements
are an integral part of these statements.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 1.   DESCRIPTION OF THE PLAN

     The following description of the Nexen Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan Document.

     The Plan is a defined contribution plan that was adopted September 1, 1988, and amended and restated effective January 1, 2002, to provide eligible employees of Nexen Petroleum U.S.A. Inc. (the "Company") and participating employers, Nexen Chemicals U.S.A. Inc., Nexen Marketing U.S.A. Inc., Nexen Oil and Gas U.S.A. Inc., and Nexen Petroleum International (U.S.A.) Inc. (the "Participating Employers"), wholly owned subsidiaries of Nexen Inc., and Canexus U.S. Inc., a method to meet their long-range financial objectives under the requirements of Section 401(k) of the Internal Revenue Code. As more fully discussed in Note 5, on December 29, 2006, an amendment to the plan was executed and adopted to remove Nexen Chemicals U.S.A., Inc., Nexen Oil and Gas U.S.A., Inc. and Canexus U.S., Inc. as participating employers.

     For the years ended December 31, 2006 and 2005, Nationwide Trust Company, FSB (the "Trustee") was the Plan Trustee with the recordkeeping function performed by The 401(k) Company (the "Recordkeeper").

     All regular employees of the Company and Participating Employers who are 18 years of age and over are eligible to participate in the Plan on the entry date coinciding with or next following the date the employee attains age 18. Participant contributions are made on a voluntary basis and directly withheld from the participant's eligible compensation, as defined in the Plan Document. Contributions may be made with: pretax dollars; after-tax dollars; a combination of pretax and after-tax dollars; or from an existing Roth 401(k) account. Eligible compensation excludes overtime and bonuses. Participants are immediately vested in their employee contribution account and actual earnings thereon.

     The  Company  and  Participating  Employers  will  match  100  percent  of
     Participant contributions up to 6% of the Participant's eligible compensation. In addition, a Participant who completes one hour of service after January 1, 2000, shall be vested 100% in his or her employer matching account.

     The Plan's investment options are: (1) Stable Value Trust Fund, (2) Bond Fund of America A, (3) American Century Real Estate Investment Fund, (4) Managers Special Equity Fund, (5) DWS Equity 500 Index Fund, (6) Growth Fund of America A, (7) First Eagle Overseas Fund A, (8) EuroPacific Growth Fund A, (9) Washington Mutual Investors Fund A, (10) Oppenheimer Developing Markets Fund A, (11) Third Avenue Value Fund, (12) American Beacon Small Cap Value Plan, and (13) Nexen Inc. Stock Fund. All Company and Participating Employers contributions are invested in accordance with the investment choices selected by each respective Participant.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


     NOTE 1.   DESCRIPTION OF THE PLAN - CONTINUED

     Distribution of a Participant's  entire account becomes due in three ways:
     (1) upon termination of employment, (2) death, or (3) disability, as defined in the Plan Document. At the option of the Participant or beneficiary, such account balances may be distributed in a lump-sum payment or via periodic installment payments as described in the Plan Document.

     Withdrawals from the Plan by active Participants are permitted for specific instances of financial hardship and age 59 1/2 withdrawals, which can be made once every six months. Once per Plan year, a Participant may withdraw a portion or all of his or her after-tax and rollover account, subject to a $250 minimum.

     In December 2005, the Financial Accounting Standards Board issued Statement of Position (SOP) 94-4-1, "REPORTING OF FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS HELD BY CERTAIN INVESTMENT COMPANIES SUBJECT TO THE AICPA INVESTMENT COMPANY GUIDE AND DEFINED-CONTRIBUTION HEALTH AND WELFARE AND PENSION PLANS," which affects defined contribution pension plans and health and welfare plans that hold fully benefit-responsive investment contracts. Presently, the Plan has no investment contracts that are considered fully benefit-responsive for purposes of SOP 94-4-1.


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     BASIS OF ACCOUNTING

         The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Current year contributions, expenses, and investment income, including both interest and dividends, which are not received or paid until the subsequent year, are accrued in the current year. Benefits are recorded when paid.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     INVESTMENTS - CONTINUED

         Investments are stated at fair value as determined by the Trust based on quoted market prices at the Plan's year end. Purchases and sales of investments are recorded on a trade date basis. Participants may direct their contributions and any related earnings into many distinct investment options, including the Nexen Inc. Stock Fund. Interest is allocated to Participant accounts on a pro-rata basis depending on the Participants' account balance. Dividends are allocated based on the number of shares in a Participant's account.

         A brief description of investment options is as follows:

           STABLE VALUE TRUST FUND - The Stable Value Trust Fund's core investment vehicle is the AMVESCAP National Trust Company Stable Value Trust Fund. The remaining portion of the money is invested in money market funds offered through the following mutual fund families: The American Funds Group, Oppenheimer Funds, Managers Funds, Third Avenue Funds, American Century Investments, First Eagle Funds, and DWS Scudder Funds.

           AMERICAN BEACON SMALL CAP VALUE PLAN - is a small value fund that seeks long-term capital appreciation and current income by investing over 80% of its assets in equity securities of companies within the United States.

           BOND FUND OF AMERICA A - invests primarily in high quality intermediate-term corporate bonds and U.S. government securities.

           AMERICAN CENTURY REAL ESTATE INVESTMENT FUND - seeks long-term capital appreciation; current income is a secondary consideration. The fund invests at least 80% of assets in equities issued by companies in the real estate industry.

           MANAGERS SPECIAL EQUITY FUND - is a small growth fund that seeks long-term capital appreciation by investing at least 80% of assets in equity securities.

           DWS EQUITY 500 INDEX FUND - is a large company growth and income fund that invests primarily in equity securities of companies included in the S & P 500.

           GROWTH FUND OF AMERICA A - is a large growth fund that seeks capital growth by investing primarily in common stocks. The fund may invest up to 15% of assets in securities of issuers domiciled outside of the United States and Canada.

           FIRST EAGLE OVERSEAS FUND A - is a foreign stock fund that seeks long-term capital growth by investing primarily in equities of small and mid-sized foreign companies in developed and emerging markets.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     INVESTMENTS - CONTINUED

           EUROPACIFIC GROWTH FUND A - is a large company foreign stock fund that seeks long-term capital appreciation by investing in companies domiciled in developed countries outside the United States.

           WASHINGTON   MUTUAL   INVESTORS   FUND  A  -  is  a  large   company
           value-oriented growth and income fund.

           OPPENHEIMER DEVELOPING MARKETS FUND A - is an emerging markets stock fund that seeks long-term growth by investing in stock of issues in countries with developing markets.

           THIRD AVENUE VALUE FUND - is a small value fund that seeks long-term capital appreciation by investing in equity securities issued by companies that are believed to be undervalued and to have strong financial positions and responsible management.

           NEXEN INC. STOCK FUND - provides ownership interest in Nexen Inc. Common Stock with short-term cash sufficient to maintain a liquidity balance to facilitate daily transactions and compliance with securities law.

     MARKET AND CREDIT RISKS

         The Plan invests in a variety of investments. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that the changes in the values of the investments will occur in the near term and that such changes could materially affect the amount reported in the Plan's statement of net assets available for benefits.

     ADMINISTRATION

         The Plan is administered by the Administrative Committee, which is composed of members who are either officers or employees of the Company. Investment options for the Plan are selected by the Benefit Plan Design Committee from funds available through the Recordkeeper. Some of the fund providers charge 12b-1 fees at the fund level before earnings are paid to investors. The Recordkeeper receives fees from these fund providers from 12b-1 fees charged to the funds. 12b-1 fees received by the Recordkeeper are based on Plan assets invested in each fund. Similarly, all Trustee fees for the Plan are received from 12b-1 fees charged to the funds. 12b-1 fees received by the Trustee are also based on Plan assets invested in each fund.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     LOANS TO PARTICIPANTS

         Participant loans receivable are stated at cost, which approximates fair value. A Participant may borrow up to the lesser of 50% of his or her vested account balance or $50,000 with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months. Participants are charged a $50 loan set-up fee with a $2 monthly maintenance fee per loan. The loans are secured by a lien on the borrower's vested account balance in the Plan and bear interest at rates based on prevailing market conditions. Interest rates on outstanding loans at December 31, 2006 ranged from 6.16% to 9.13%.

     PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right to terminate the Plan pursuant to provisions set forth by the Plan Document and subject to the provisions of ERISA. In the event of Plan termination, each Participant's account shall become fully vested and Participants will be entitled to distributions of their entire accounts.


NOTE 3.   TAX STATUS

     The Plan received a favorable determination letter from the Internal Revenue Service dated April 5, 2002, stating that the Plan and its amendments are qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust is exempt from taxation under Section 501(a) of the Code. The Trust established under the Plan to hold the Plan's assets is intended to qualify pursuant to the appropriate section of the Internal Revenue Code as a tax-exempt organization. The plan has been amended since receiving the determination letter. However, the Company and the Plan's tax counsel believe that the Trust continues to qualify and to operate as designed.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 4.   INVESTMENTS

     Investments that represent 5% or more of the net assets available for Plan benefits at December 31, 2006 and 2005 are as follows:

                                               December 31,        December 31,
                                                      2006                2005
                                                Fair Value          Fair Value
                                                ----------          ----------

Bond Fund of America A                         $ 3,257,643         $ 3,150,948
EuroPacific Growth Fund A                        3,440,498           2,755,028
Nexen Inc. Stock Fund                           17,044,005          15,072,085
Stable Value Fund                                5,995,388           5,501,169
Third Avenue Value Fund                          2,772,459           2,518,717
Washington Mutual Investors Fund A               5,015,076           4,399,742
Growth Fund of America A                         3,197,142           2,608,119
American Century Real Estate                     2,914,279                   -


     During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) increased in value by $7,225,045 and $11,587,123, respectively, as follows:

                                 2006                          2005
                      ---------------------------   ---------------------------
                                     Realized and                  Realized and
                      Interest and     Unrealized   Interest and     Unrealized
                         Dividends          Gains      Dividends          Gains
                      ------------   ------------   ------------   ------------
Mutual funds          $  2,225,242   $  2,169,687   $  1,519,930   $  1,015,736
Stock funds                 55,371      2,708,928         53,924      8,930,520
Loans to Participants       65,817                        67,013

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 5.   PLAN AMENDMENTS

     On March 8, 2005, the Fifth Amendment to the Nexen Savings Plan was executed and adopted effective March 28, 2005. The purpose of this amendment was to change the Plan's cash-out distribution dollar limit from $5,000 to $1,000.

     On August 17, 2005, the Sixth Amendment to the Nexen Savings Plan was executed and adopted. Effective August 18, 2005, Section XIII of the Adoption Agreement was amended to add Canexus U.S. Inc. as a Participating Employer covered under the Plan.

     On June 30, 2006, the Seventh Amendment to the Nexen Savings Plan was executed and adopted effective July 1, 2006. The purpose of this amendment was to change the Plan's cash-out distribution dollar limit from $1,000 to $5,000.

     On December 27, 2006, the Eighth Amendment to the Nexen Savings Plan was executed and adopted effective December 1, 2006. The amendment incorporates the provisions of the Roth 401(k), the final regulations under sections 401(k) and 401(m) of the Internal Revenue Code, and a provision expanding the definition of a financial hardship to include certain funeral expenses and expenses for the repair of damage to an employee's principal residence.

     On December 29, 2006, the Ninth Amendment to the Nexen Savings Plan was executed and adopted. Effective December 29, 2006, Section XIII of the Adoption Agreement was amended to remove Canexus U.S. Inc., Nexen Chemicals U.S.A. Inc, and Nexen Oil and Gas U.S.A. Inc as participating employers under the plan.


NOTE 6.   SUBSEQUENT EVENT

     In early January 2007 the Plan transferred assets totaling $1,928,109 to the newly established Canexus U.S. Inc., Retirement Plan.

                             SUPPLEMENTAL SCHEDULE

                               NEXEN SAVINGS PLAN
         SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                EIN: 06-0944810
                                PLAN NUMBER 001
                               DECEMBER 31, 2006

(a)         (b)                                       (c)                           (d)          (e)
                                       Description of Investment including
   Identity of Issuer, borrower         maturity date, rate of investment,                     Current
     lessor, or similar party           collateral, par, or maturity value         Cost #       Value
-- ------------------------------      ------------------------------------       -------    -----------
PARTICIPANT-DIRECTED INVESTMENTS:

   The American Funds Group            Bond Fund of America A,
                                         Net Asset Value $13.32                              $ 3,257,643

   The American Funds Group            Washington Mutual Investors Fund A,
                                         Net Asset Value $34.86                                5,015,076

   The American Funds Group            EuroPacific Growth Fund A,
                                         Net Asset Value $46.56                                3,440,498

   American Beacon                     American Beacon Small Cap Value Plan
                                         Net Asset Value $21.20                                1,168,980

   DWS Scudder Funds                   DWS Equity 500 Index Fund,
                                         Net Asset Value $158.94                               2,450,476

   First Eagle Funds                   First Eagle Overseas Fund A,
                                         Net Asset Value $25.08                                1,567,623

   Managers Funds                      Managers Special Equity Fund
                                         Net Asset Value $82.96                                1,604,712

   The American Funds Group            Growth Fund of America A,
                                         Net Asset Value $32.87                                3,197,142

   Third Avenue Funds                  Third Avenue Value Fund,
                                         Net Asset Value $59.46                                2,772,459

   American Century Investments        American Century Real Estate Investment Fund,
                                         Net Asset Value $30.36                                2,914,279

   Oppenheimer Funds                   Oppenheimer Developing Markets Fund A,
                                         Net Asset Value $41.21                                1,644,611

   The American Funds Group            Cash Management Trust Of America,
                                         Par Value $1.00                                         227,255

   Federated Capital Reserves          Federated Capital Reserves
                                         Par Value $1.00                                              52

   AMVESCAP National Trust Company     Stable Value Trust Fund,
                                         Par Value $1.00                                       5,995,388

   Chase Bank, NA                      Cash                                                    2,116,979

*  Nexen Inc.                          Nexen Inc. Stock Fund                                  17,044,005
                                         (Nexen Inc. Stock, no par,
                                         Net Asset Value $55.00)

*  Loans to Participants               Interest Rates From 6.16% to 9.13%                        788,945
                                                                                             -----------
                                                                                             $55,206,123
                                                                                             ===========

*  Indicates each identified person/entity known to be party-in-interest.

#  Historical   cost   information   omitted   as  it  is  not   required   for
   participant-directed investments.

   This supplemental schedule lists assets held for investment purposes at December 31, 2006, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.

                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Nexen Petroleum U.S.A. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED:  June 28, 2007

                                             NEXEN SAVINGS PLAN

                                             By:  Nexen Petroleum U.S.A. Inc.



                                             By:  /s/ Douglas B. Otten
                                                  ----------------------------
                                                  Douglas B. Otten, President

                               INDEX TO EXHIBITS


        EXHIBIT
        NUMBER                   DESCRIPTION OF EXHIBITS
        ------                   -----------------------

           1            Consent of Weaver & Tidwell, L.L.P.